Exhibit 99.3
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements Nos. 333-145300, 333-148048 and 333-159047 on Form S-8 and No. 333-202140 on Form F-10 of our reports dated February 24, 2017 relating to the consolidated financial statements of Yamana Gold Inc. and subsidiaries (“Yamana”) and the effectiveness of Yamana’s internal control over financial reporting appearing in this Current Report on Form 6-K of Yamana for the year ended December 31, 2016 furnished to the Securities and Exchange Commission on February 24, 2017. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte LLP
Chartered Accountants
February 24, 2017
Vancouver, Canada